Exhibit 99.1
CANETIC RESOURCES TRUST

FORM 51-102 F4
BUSINESS ACQUISITION REPORT

Item 1     Identity of Reporting Issuer

1.1           Name and Address of Reporting Issuer

Canetic Resources Trust (the "Trust")
1900, 255 - 5th Avenue S.W.
Calgary Alberta  T2P 3G6

1.2           Executive Officer

The name of the executive officer of Canetic Resources Inc. ("Canetic"), administrator of the Trust, who is knowledgeable about the significant acquisition and this Report is David J. Broshko, Vice President, Finance and Chief Financial Officer and his business telephone number is (403) 539-6300.

Item 2     Details of Acquisition

2.1           Nature of Assets Acquired

On August 31, 2006 the Trust acquired certain natural gas and oil interests (the "Hoadley and B.C. Assets") from a private company for an aggregate purchase price of approximately $930 million (the "Acquisition").

A more detailed description of the nature of the Hoadley and B.C. Assets acquired by the Trust is contained under the headings "Recent Developments" and "Information Concerning the Hoadley and B.C. Assets" beginning at page 12 of the Trust's short form prospectus dated August 15, 2006 (the "Prospectus"), which sections of the Prospectus incorporated by reference in this Report.

2.2           Date of Acquisition

The Acquisition had an effective date of June 1, 2006.

2.3           Consideration

The total consideration for the Acquisition was $930 million in cash.  The Trust financed the Acquisition with the net proceeds from a $690 million bought deal financing with a syndicate of underwriters completed on August 24, 2006 (the "Bought Deal Financing") and available credit facilities.  The Bought Deal Financing consisted of an offering of a total of 20,769,000 subscription receipts ("Subscription Receipts") issued at a price of $22.15 per Subscription Receipt for gross proceeds of $460,033,350 and $230 million principal amount of 6.5% convertible extendible unsecured subordinated debentures (the "Debentures").  With the closing of the Acquisition, holders of Subscription Receipts received one trust unit of the Trust ("Trust Unit") for each Subscription Receipt held, effective as of 5:00 p.m. on August 31, 2006.  The Debentures consisted of 230,000 Debentures at a price of $1,000 per Debenture.  Each Debenture has a maturity date of December 31, 2011 and bears interest from the date of issue at 6.5% per annum, payable semi-annually in arrears on June 30 and December 31 in each year commencing December 31, 2006.

A more detailed description of the Bought Deal Financing is contained under the heading "Details of the Offerings" beginning on page 29 of the Prospectus, which is incorporated by reference in this Report.

2.4           Effect on Financial Position

The Hoadley and B.C. Assets are complementary and strategic to the Trust's current operating districts in central Alberta and northeast British Columbia.  The Trust operates approximately 80% of the production from the Hoadley and B.C. Assets.  The Hoadley and B.C. Assets are weighted towards natural gas, with approximately 88% of current production attributable to this product.  On a reserves basis, the Hoadley and B.C. Assets are weighted approximately 2% to light and medium crude oil and approximately 98% to natural gas and NGL.  Production from the Hoadley and B.C. Assets as at June 30, 2006 was approximately 13,500 barrels of oil equivalent per day ("boe/d") consisting of 70.0 million cubic feet per day ("mmcf/d") of natural gas and 1,600 barrels per day ("bbl/d") of crude oil and NGL.

The oil and natural gas reserves attributable to the Hoadley and B.C. Assets were assigned 32.8 million barrels of oil equivalent ("mmboe") of proved reserves and 53.2 mmboe of proved plus probable reserves in the report of AJM Petroleum Consultants, independent petroleum consultants of Calgary, Alberta, evaluating as of April 1, 2006, the crude oil, natural gas and NGL reserves attributable to the Hoadley and B.C. Assets (the "AJM Report"), consisting of 210.7 million cubic feet ("mmcf") of natural gas, 0.8 million barrels ("mmbbl") of crude oil and 5.7 million barrels of NGL.  Canetic has reviewed the estimates provided in the AJM Report and has developed its own internal estimate of reserves attributable to the Hoadley and B.C. Assets.  This internally generated estimate was used by Canetic as the basis for its assessment of and decision to undertake the Acquisition.  Canetic estimates the proved producing reserves of the Hoadley and B.C. Assets at 21.2mmboe (23% lower than in the AJM Report), the proved reserves at 25.6 mmboe (22% lower than the AJM Report) and the proved plus probable reserves at 40.1 mmboe (25% lower than the AJM Report).

A more detailed description of the effect of the Acquisition on the operations of the Trust can be found in the unaudited pro forma consolidated balance sheet of the Trust as at June 30, 2006 and the unaudited pro forma consolidated statements of earnings for the six months ended June 30, 2006 and for the year ended December 31, 2005 which statements are attached to the Prospectus, which is incorporated by reference herein.

2.5           Prior Valuations

None.

2.6           Parties to Transaction

Not applicable.

2.7           Date of Report

November 8, 2006.

Item 3     Financial Statements

The unaudited pro forma consolidated balance sheet of the Trust as at June 30, 2006 and the unaudited pro forma consolidated statements of earnings for the six months ended June 30, 2006 and for the year ended December 31, 2005 are attached as Schedule A to this Report.

The unaudited pro forma consolidated statement of operations of StarPoint Energy Trust for the year ended December 31, 2005 is attached as Schedule B to this Report.

The audited schedule of revenues and expenses for the years ended December 31, 2005 and 2004 for the Hoadley Assets is attached as Schedule C to this Report.

The audited schedule of revenue and expenses for the years ended December 31, 2005 and 2004 for the B.C. South Assets is attached as Schedule D to this Report.

The audited schedule of revenues and expenses for the years ended December 31, 2005 and 2004 for the B.C. North Assets is attached as Schedule E to this Report.

SCHEDULE A

CANETIC RESOURCES TRUST PRO FORMA FINANCIAL STATEMENTS

COMPILATION REPORT ON PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

To the Directors of Canetic Resources Inc, administrator of

Canetic Resource Trust:

We have read the accompanying unaudited pro forma consolidated balance sheet of Canetic Resources Trust ("Canetic") as at June 30, 2006 and the unaudited pro forma consolidated statements of earnings for the six months ended June 30, 2006 and for the year ended December 31, 2005 (collectively, the "Pro Forma Statements"), and have performed the following procedures.

1.
Compared the figures in the columns captioned "Consolidated Canetic" to the unaudited consolidated financial statements of Canetic as at June 30, 2006 and for the six month period then ended, and found them to be in agreement.

2.
Compared the figures in the column captioned "Consolidated Acclaim" to the audited consolidated statement of earnings of Acclaim Energy Trust for the year ended December 31, 2005 and found them to be in agreement.

3.
Compared the figures in the columns captioned "Pro Forma Consolidated StarPoint" to the unaudited pro forma consolidated statement of operations of StarPoint Energy Trust for the year ended December 31, 2005, and found them to be in agreement.

4.
Compared the figures in the column captioned "Hoadley", "BC South" and "BC North" in the unaudited pro forma consolidated statements of earnings to the unaudited schedules of revenue and expenses of each of the Hoadley, BC South and BC North assets for the six months ended June 30, 2006 and the audited schedules of revenue and expenses of each of the Hoadley, BC South and BC North assets for the year ended December 31, 2005 and found them to be in agreement.

5.	Made enquiries of certain officials of Canetic who have responsibility for financial and accounting matters about:

(a)	the basis for determination of the pro forma adjustments; and

(b)	whether the Pro Forma Statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.

The officials:

(c)	described to us the basis for determination of the pro forma adjustments; and

(d)	stated that the Pro Forma Statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.

6.	Read the notes to the Pro Forma Statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

7.
Recalculated the application of the pro forma adjustments to the amounts in the column captioned "Consolidated Canetic" as at June 30, 2006 and found the amounts in the column captioned "Pro Forma Canetic" to be arithmetically correct.

8.
Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Consolidated Canetic", "Hoadley", "BC South" and "BC North" for the six months ended June 30, 2006 and found the amounts in the column captioned "Pro Forma Canetic" to be arithmetically correct.

9.
Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Consolidated Acclaim", "Pro Forma Consolidated StarPoint" and "Hoadley", "BC South" and "BC North" for the year ended December 31, 2005 and found the amounts in the column captioned "Pro Forma Canetic" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the Pro Forma Statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Calgary, Alberta	(signed) "Deloitte & Touche LLP"
August 15, 2006	Chartered Accountants

CANETIC RESOURCES TRUST
PRO FORMA CONSOLIDATED BALANCE SHEET
As at June 30, 2006
(Unaudited)
(Expressed in Thousands of Dollars)

	Consolidated Canetic	Pro Forma Adjustments	Notes	Pro Forma Canetic

ASSETS
CURRENT
Accounts receivable	229,834	-		229,834
Prepaid expenses	20,216	-		20,216
	250,050	-		250,050

Property, plant and equipment	3,712,253	914,998	2(a)	4,627,251
Goodwill	936,869			936,869
Deferred financing charges	454	8,000	2(d)	8,454
	4,899,626	922,998		5,822,624

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	236,276	-		236,276
Distributions payable	46,582	-		46,582
Financial derivative liability	53,239	-		53,239
	336,097	-		336,097

Bank debt	893,792	328,972	2(c)	1,222,764
Convertible debentures	36,850	200,000	2(d)	236,850
Financial derivative liability	28,968	-		28,968
Future income taxes	233,336	-		233,336
Asset retirement obligations	123,035	14,998	2(a)	138,033
	1,652,078	543,970		2,196,048

UNITHOLDERS' EQUITY
Capital	3,742,896	379,028	2(b)	4,121,924
Convertible debentures	4,495	-		4,495
Accumulated earnings	303,939	-		303,939
Accumulated distributions	(803,782)	-		(803,782)
	3,247,548	379,028		3,626,576
	4,899,626	922,998		5,822,624

CANETIC RESOURCES TRUST
PRO FORMA CONSOLIDATED STATEMENTS OF EARNINGS
Six Months ended June 30, 2006
(Unaudited)
(Expressed in Thousands of Dollars, Except per Trust Unit Amounts)

	Consolidated Canetic	Hoadley	BC South	BC North	Pro Forma Adjustments	Notes	Pro Forma Canetic

REVENUE
Petroleum and natural gas sales - net	559,332	58,587	22,608	11,558	6,673	3(b)	658,758

EXPENSES
Operating and transportation	120,383	9,648	7,476	4,093	1,248	3(b)	142,848
General and administrative	19,293				199	3(b)	19,492
Interest on bank debt	20,289				127	3(b)	28,641
					8,225	3(c)
Interest on convertible debentures	2,116				6,500	3(h)	8,616
Unit-based compensation	18,670						18,670
Depletion, depreciation and amortization	300,490				47,519	3(d)	348,009
Accretion of asset retirement obligations	4,908				588	3(e)	5,496
Realized loss on financial derivatives	13,675				481	3(b)	14,156
Unrealized gain on financial derivatives	(7,306)						(7,306)
	492,518	9,648	7,476	4,093	64,887		578,622

EARNINGS BEFORE TAXES	66,814	48,939	15,132	7,465	(58,214)		80,136

Provision for capital taxes	3,782						3,782
Recovery of future income taxes	(79,038)				(20,619)	3(f)	(99,657)
	(75,256)				(20,619)		(95,875)

NET EARNINGS	142,070	48,939	15,132	7,465	(37,595)		176,011

Net earnings per unit - basic (Note 3(g))	$0.71						$0.79

Net earnings per unit - diluted (Note 3(g))	$0.69						$0.75

CANETIC RESOURCES TRUST
PRO FORMA CONSOLIDATED STATEMENTS OF EARNINGS
Year ended December 31, 2005
(Unaudited)
(Expressed in Thousands of Dollars, Except per Trust Unit Amounts)

	Consolidated Acclaim	Pro Forma Consolidated StarPoint	Hoadley	BC South	BC North	Pro Forma Adjustments	Notes	Pro Forma Canetic

REVENUE
Petroleum and natural gas sales - net	624,526	565,427	98,246	58,827	20,749	(19,025)	3(a)	1,348,750

EXPENSES
Operating and transportation	135,345	132,083	13,992	15,771	6,456	(3,299)	3(a)	300,348
								-
General and administrative	21,586	32,259						53,845
Plan of arrangement costs	-	47,959						47,959
Interest on bank debt	13,752	15,237				16,449	3(c)	45,438
Interest on convertible debentures	4,357	7,509				13,000	3(h)	24,866
Unit-based compensation	27,984	10,763						38,747
Bad debt expense		6,969						6,969
Depletion, depreciation and amortization	233,693	267,326				184,812	3(d)	685,831
Accretion of asset retirement obligations	4,560	4,656				1,111	3(e)	10,327
Realized loss on financial derivatives	80,157	5,963						86,120
Unrealized loss on financial derivatives	20,635	15,677						36,312
	542,069	546,401	13,992	15,771	6,456	212,073		1,336,762

EARNINGS BEFORE TAXES	82,457	19,026	84,254	43,056	14,293	(231,098)		11,988

Provision for capital taxes	8,036	11,295						19,331
Provision for (recovery of) future income taxes	8,573	(39,773)				(88,095)	3(f)	(119,295)
	16,609	(28,478)				(88,095)		(99,964)

Non-controlling interest	-	1,283				(1,283)	3(j)	-

NET EARNINGS	65,848	46,221	84,254	43,056	14,293	(141,720)		111,952

Net earnings per unit - basic (Note 3(g))	$0.61	$0.45						$0.52

Net earnings per unit - diluted (Note 3(g))	$0.61	$0.44						$0.52

Canetic Resources Trust
Notes to Pro Forma Consolidated Financial Statements (unaudited)
As at June 30, 2006 and the Six Months then Ended and the Year Ended December 31, 2005

1.	Basis of Presentation

The accompanying unaudited pro forma consolidated balance sheet as at June 30, 2006 and the unaudited pro forma consolidated statements of earnings for the six months ended June 30, 2006 and for the year ended December 31, 2005 of Canetic Resources Trust ("Canetic") (the "Pro Forma Statements") have been prepared for inclusion in the short form prospectus (the "Prospectus") of Canetic related to the qualification for distribution of 18.06 million subscription receipts at a price of $22.15 per subscription receipt and $200 million principal amount of 6.5% Convertible Extendible Unsecured Subordinated Debentures ("Debentures") of Canetic. Each subscription receipt entitles the holder to receive one trust unit ("Unit") of Canetic. The Pro Forma Statements give effect to the following transactions:

(a)
On August 2, 2006 Canetic entered in a Purchase and Sale Agreement to purchase certain interests in oil and natural gas assets Hoadley, BC North and BC South assets located in Alberta and northeastern British Columbia.

(b)	The related distribution of the Units, issue of the Debentures and increase in debt to finance the acquisition of the Hoadley and BC South and BC North Assets.

The Pro Forma Statements include the accounts of Canetic and its subsidiaries and have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"). The unaudited pro forma consolidated balance sheet gives effect to the transactions and assumptions described in note 2 as if they had occurred at the date of the balance sheet and the unaudited pro forma consolidated statements of earnings give effect to the transactions and assumptions described in note 3 as if they had occurred at January 1, 2005. The Pro Forma Statements may not be indicative of the results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results which may be obtained in the future. In preparing these Pro Forma Statements, no adjustments have been made to reflect the expected operating synergies and administrative cost savings that could result from the operations of the combined assets.

Accounting policies used in the preparation of the Pro Forma Statements are in accordance with those disclosed in the 2005 audited financial statements of Acclaim Energy Trust ("Acclaim").

The Pro Forma Statements have been prepared from information derived from and should be read in conjunction with the unaudited interim consolidated financial statements of Canetic as at June 30, 2006 and for the three and six months then ended, the audited consolidated financial statements of Acclaim and StarPoint Energy Trust ("Starpoint") as at and for the year ended December 31, 2005, the unaudited pro forma consolidated statement of operations of StarPoint for the year ended December 31, 2005, and each of the unaudited schedules of revenue and expenses of the Hoadley, BC South and BC North assets for the six month period ended June 30, 2006 and each of the audited schedules of revenue and expenses for each of the years in the two year period ended December 31, 2005 of the same assets, all as incorporated by reference or included elsewhere in the Prospectus. In the opinion of management, the Pro Forma Statements include all necessary adjustments for a fair presentation of the ongoing entity in accordance with GAAP.

2.	Pro Forma Consolidated Balance Sheet Assumptions and Adjustments

(a)
The acquisition of the Hoadley, BC South and BC North assets for a total cost of $915.0 million (including $900.0 million cost of the Acquisition (prior to considering $30.0 million of transaction costs of the offering) and $15.0 million of asset retirement obligations);

(b)	The issuance of 18.06 million Units at a price of $22.15 per unit for net proceeds of $379.0 million (after $21 million of issue and transaction costs);

(c)	The increase in bank debt of $329.0 million under additional credit facilities arranged to finance a portion of the acquisition of the Hoadley, BC South and BC North assets;

Canetic Resources Trust
Notes to Pro Forma Consolidated Financial Statements (unaudited)
As at June 30, 2006 and the Six Months then Ended and the Year Ended December 31, 2005

(d)
The issuance of Debentures in the principal amount $200.0 million which are assumed to finance a portion of the acquisition cost of the Hoadley, BC South and BC North assets. Issue costs of $8.0 million will be deferred and amortized.

3.	Pro Forma Consolidated Statements of Earnings Assumptions and Adjustments

(a)
Petroleum and natural gas sales - net and operating and transportation expense in the pro forma consolidated statements of earnings for the year ended December 31, 2005 have been adjusted to take into account the revenue and expenses of the Acclaim and StarPoint assets transferred to TriStar Oil & Gas Ltd. ("TriStar")

(b)	An adjustment has been made to record the results of StarPoint from January 1, 2006 to closing of the Acquisition on January 5, 2006.

(c)	Increase in interest expense related to the decreased bank debt calculated at Canetic's average cost of borrowing of 5.0%.

(d)
Depletion, depreciation and amortization has been adjusted to reflect the application of the appropriate unit-of-production rate for the full cost pool allocated to Canetic based on the estimated proved petroleum and natural gas reserves after adjustments for the acquisition of the Hoadley, BC South and BC North assets, the StarPoint Assets and the asset transfer to TriStar.

(e)	An adjustment has been made to reflect additional accretion on the asset retirement obligation of the Hoadley, BC South and BC North assets.

(f)	An adjustment to future income taxes for the above adjustments, as applicable.

(g)	The net earnings per trust unit is based on the following number of trust units issued under the Arrangement, the exchange of exchangeable shares, and the exercise of unit-based incentive rights:

December 31, 2005

Basic weighted average units outstanding of Acclaim, as reported	106,591
Units issued for Acclaim Exchangeables	430
Units issued under Acclaim Incentive Plan	2,151
109,172

Exchange ratio	0.8333
Canetic units, beginning of period	90,973
Units issued on StarPoint acquisition	106,242
Adjustment for units issued on the Hoadley, BC South and BC North assets Acquisition to assume these were issued on January 1, 2005	18,060
Basic and diluted units outstanding	215,275

Canetic Resources Trust
Notes to Pro Forma Consolidated Financial Statements (unaudited)
As at June 30, 2006 and the Six Months then Ended and the Year Ended December 31, 2005

June 30, 2006

Basic weighted average units outstanding of Canetic, as reported	201,370
Adjustment to reflect units issued on StarPoint Acquisition from January 1, 2006 to the Closing on January 5, 2006	2,348
Adjustment for units issued on the Hoadley, BC North and BC South assets Acquisitions to assume these were issued on January 1, 2005	18,060
Basic units outstanding	221,778
Dilutive impact of RTU's, PTU's and Debentures	13,057
Diluted units outstanding	234,835

(h)	Increase interest on convertible debentures at 6.5% for the assumed issuance of $200 million convertible debentures.

(i)
Acclaim has historically elected to not apply hedge accounting and has elected to follow the fair value accounting for all financial instruments.  No adjustment has been made to the unaudited pro forma consolidated statements of earnings of Canetic for the year ended December 31, 2005 for the financial instruments that were acquired from StarPoint and which were accounted for as hedges by StarPoint in its historical financial statements.  If an adjustment were required to be made, it could be significant to the unaudited Pro Forma Statements.

(j)	Elimination of non-controlling interest of StarPoint pursuant to the assumed conversion of StarPoint exchangeable shares on January 1, 2005.

SCHEDULE B

STARPOINT ENERGY TRUST PRO FORMA FINANCIAL STATEMENTS

COMPILATION REPORT ON PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

To the Directors of Canetic Resources Inc., administrator of
StarPoint Energy Trust:

We have read the accompanying unaudited pro forma consolidated statement of operations for the year ended December 31, 2005 and have performed the following procedures:

1.
Compared the figures in the columns captioned "StarPoint Energy Trust" to the audited consolidated financial statements of StarPoint Energy Trust as at December 31, 2005 and for the year then ended and found them to be in agreement.

2.
Compared the figures in the columns captioned "APF Pro Forma Total" to the unaudited pro forma consolidated financial statements of APF Energy Trust as at March 31, 2005 for the three months then ended and found them to be in agreement.

3.
Compared the figures in the columns captioned "EnCana Assets" to the unaudited schedule of revenues, royalties and operating expenses for the EnCana Assets for the six months ended June 30, 2005 and found them to be in agreement.

4.
Compared the figures in the columns captioned "Nexen Assets" to the unaudited schedule of revenues, royalties and operating expenses for the Nexen Assets for the six months ended June 30, 2005 and found them to be in agreement.

5.	Made enquires of certain officials of StarPoint Energy Trust who have responsibility for financial and accounting matters about:

(a)	the basis for the determination of the pro forma adjustments; and

(b)
whether the pro forma consolidated financial statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.

The officials:

(c)	described to us the basis for determination of the pro forma adjustments; and

(d)
stated that the pro forma consolidated financial statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.

6.	Read the notes to the pro forma consolidated statement of operations and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

7.
Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the applicable columns captioned "StarPoint Energy Trust", "EnCana Assets", "Nexen Assets" and "APF Pro Forma Total", for the year ended December 31, 2005 and found the amounts in the columns captioned "StarPoint Energy Trust Pro Forma Total" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated statement of earnings, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statement.

Calgary, Alberta	(Signed) "KPMG LLP"
August 4, 2006	Chartered Accountants

STARPOINT ENERGY TRUST
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
Year ended December 31, 2005
(Unaudited)
(Expressed in Thousands of Dollars, Except per Trust Unit Amounts)

		Pro Forma Adjustments
	StarPoint Energy Trust	Selkirk Energy Partnership	APF Pro Forma Total	EnCana Assets	Nexen Assets	Other	Notes	StarPoint Energy Trust Pro Forma Total
Revenue		(note 2(f))
Oil and gas sales	419,300	1,390	73,191	49,277	67,468	72,144	2(a)	697,558
						14,537	2(b)
						251	2(g)
Royalties expense, net of ARTC	(87,298)	(353)	(13,589)	(2,509)	(12,949)	(12,643)	2(a)	(132,131)
						(2,790)	2(b)
	332,002	1,037	59,602	46,768	54,519	71,499		565,427

Expenses
Operating and transportation	79,032	199	16,301	8,461	7,106	19,202	2(a)	132,083
						1,531	2(b)
						251	2(g)
General and administrative	9,089	1,002	3,528	-	-	18,640	2(a)	32,259
Plan of arrangement costs	47,959	-	-	-	-	-		47,959
Depletion, depreciation and amortization	194,106	534	26,361	-	-	22,832	2(a)	267,326
						23,493	2(d)
Accretion	2,751	-	620	-	-	1,260	2(a)	4,656
						25	2(d)
Unit based compensation	11,046	-	35	-	-	(318)	2(a)	10,763
Interest and bank charges	8,281	(7)	1,836	-	-	1,550	2(a)	15,237
						3,577	2(c)
Interest on convertible debentures	3,331	-	1,283	-	-	1,270	2(a)	7,509
						1,625	2(c)
Realized loss on financial derivatives	-	-	2,735	-	-	3,228	2(a)	5,963
Unrealized (gain) loss on financial derivatives	(9,641)	-	18,384	-	-	6,934	2(a)	15,677
Bad debt expense	6,969	-	-	-	-	-		6,969
	352,923	1,728	71,083	8,461	7,106	105,100		546,401
Income (loss) before income taxes and non-controlling interest	(20,921)	(691)	(11,481)	38,307	47,413	(33,601)		19,026

Income Taxes
Capital taxes	7,616	-	782	-	-	1,050	2(a)	11,295
						1,847	2(e)
Future income tax expense (recovery)	(23,354)	-	(9,892)	-	-	(6,527)	2(a)	(39,773)
	(15,738)		(9,110)	-	-	(3,630)		(28,478)

Non-controlling interest	1,283	-		-	-	-		1,283

Net income (loss)	(6,466)	(691)	(2,371)	38,307	47,413	(29,971)		46,221

Net income (loss) per trust unit
Basic	(0.10)							0.45
Diluted	(0.10)							0.44

See accompanying notes to pro forma consolidated financial statements.

STARPOINT ENERGY TRUST
NOTES TO PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
For the year ended December 31, 2005
(Unaudited)
(Expressed in Thousands of Dollars, Except per Trust Unit Amounts)

1.           BASIS OF PRESENTATION:

The accompanying unaudited pro forma consolidated statement of operations for the year ended December 31, 2005 (the "pro forma financial statements") for StarPoint Energy Trust ("StarPoint") has been prepared to reflect the following:

•	The acquisition of the Nexen Assets ("Nexen Assets") for cash consideration of approximately $317.7 million which closed on August 9, 2005;

•	The acquisition of the EnCana Assets ("EnCana Assets") for cash consideration of approximately $398.0 million which closed on June 30, 2005;

•
The acquisition of all the issued and outstanding units of APF Energy Trust ("APF") for consideration totalling approximately $735.4 million through the issuance of 39,659,628 trust units of StarPoint ("StarPoint units") at an adjusted price of $18.54 per StarPoint unit which closed on June 27, 2005;

•	The acquisition of all of the issued and outstanding shares of Selkirk Energy Partnership ("Selkirk") for approximately $68.5 million which closed on January 28, 2005;

•	The issuance of $60,000,000 convertible debentures at a coupon rate of 6.5 % per annum with a conversion price of $19.75 per StarPoint unit;

•	The issuance of 17,800,000 StarPoint units at $18 per StarPoint unit for gross proceeds totalling approximately $320.4 million; and

•	The issuance of 12,000,000 StarPoint units at $18.65 per StarPoint unit for gross proceeds totalling approximately $223.8 million.

The pro forma financial statements have been prepared from information derived from and should be read in conjunction with the following:

1.	StarPoint's audited consolidated financial statements as at December 31, 2005 and for the year then ended;

2.	APF's unaudited interim consolidated financial statements as at March 31, 2005 and for the three months then ended;

3.	The unaudited schedule of revenues, royalties and operating expenses for the EnCana Assets for the six months ended June 30, 2005;

4.	The unaudited schedule of revenues, royalties and operating expenses for the Nexen Assets for the six months ended June 30, 2005; and

5.	The unaudited pro forma consolidated financial statements of APF as at March 31, 2005 and for the three months then ended.

The pro forma consolidated statement of operations has been prepared by management in accordance with Canadian generally accepted accounting principles. The unaudited pro forma consolidated statement of operations gives effect to the transactions and assumptions in note 2 as if they had occurred on January 1, 2005. The pro forma consolidated statement of operations may not be indicative of the results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results which may be obtained in the future. In preparing this pro forma consolidated statement of operations, no adjustments have been made to reflect the expected operating

STARPOINT ENERGY TRUST
NOTES TO PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
For the year ended December 31, 2005
(Unaudited)
(Expressed in Thousands of Dollars, Except per Trust Unit Amounts)

synergies and administrative cost savings that could result from the combining of the operations of StarPoint and the acquired entities.

Accounting policies used in the preparation of the pro forma consolidated statement of operations are in accordance with those disclosed in StarPoint's audited consolidated financial statements as at December 31, 2005 and for the year then ended.

In the opinion of management of StarPoint, the pro forma consolidated statement of operations includes all of the necessary adjustments for the fair presentation of StarPoint.

2.           STATEMENT OF OPERATIONS ADJUSTMENTS:

The unaudited consolidated pro forma statement of operations for the nine months ended September 30, 2005 gives effect to the following assumptions and adjustments as if they occurred on January 1, 2005:

(a)	StarPoint acquired APF on June 27, 2005. The pro forma consolidated statement of operations has been adjusted to incorporate the unaudited results from April 1, 2005 to June 26, 2005.

(b)	StarPoint acquired the Nexen Assets on August 9, 2005. The pro forma consolidated statement of operations has been adjusted to incorporate the unaudited results from July 1, 2005 to August 8, 2005.

(c)
Interest expense has been adjusted to give effect to the cash portion of the consideration paid on the acquisitions of Selkirk, the EnCana Assets, the Nexen Assets and the interest on the issuance of the APF and StarPoint convertible debentures less the proceeds received from the equity issues and the convertible debenture issue. Accretion of the equity component of the convertible debenture issue has been adjusted to give effect to the issuance of the convertible debentures.

(d)
Depreciation, depletion and accretion have been adjusted to reflect the application of the appropriate unit-of-production rate for the full cost pool allocated to StarPoint based on the estimated proved petroleum and natural gas reserves after adjustments for all acquisitions.

(e)	Capital taxes have been adjusted to reflect the increased size of StarPoint after the completion of the acquisitions.

The pro forma consolidated statement of operations has been adjusted to reflect the elimination of current income taxes which will be eliminated under the Trust structure. The future income tax provision reflects the tax impact of the pro forma adjustments in the pro forma consolidated statement of operations.

(f)
StarPoint acquired Selkirk on January 28, 2005. The pro forma consolidated statement of operations has been adjusted to incorporate the unaudited operating results for the period from January 1, 2005 to January 27, 2005.

(g)	Oil and gas sales have been adjusted to reclassify transportation costs.

STARPOINT ENERGY TRUST
NOTES TO PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
For the year ended December 31, 2005
(Unaudited)
(Expressed in Thousands of Dollars, Except per Trust Unit Amounts)

(h)	The net income per StarPoint unit and exchangeable share has been based on the following historical weighted average number of shares of StarPoint adjusted as follows:

Year ended December 31, 2005

Weighted average StarPoint units and exchangeable shares	63,923,000
Adjustment for units issues on acquisition of APF and equity issued to assume these were issued at the beginning of the year	37,548,000
Weighted average StarPoint units and exchangeable shares	101,471,000

Allocated as follows:
StarPoint units	99,546,000
Exchangeable shares	1,925,000

SCHEDULE C

Hoadley Assets
Owned by Samson Canada Ltd.

Schedule of Revenue and Expenses
December 31, 2005 and 2004

PricewaterhouseCoopers LLP Two Warren Place 6120 South Yale Avenue, Suite 1850 Tulsa OK 74136 Telephone (918) 524 1200 Facsimile (918) 524 1300

May 15, 2006

Auditors' Report

To the Directors of
Samson Investment Company

We have audited the schedule of revenue and expenses for the years ended December 31, 2005 and 2004 for the Hoadley Assets owned by Samson Canada Ltd. This financial information is the responsibility of management. Our responsibility is to express an opinion on this financial information based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial information presentation.

In our opinion, the schedule of revenue and expenses present fairly, in all material respects, the revenues, royalties and operating expenses for the Hoadley Assets owned by Samson Canada Ltd. for the years ended December 31, 2005 and 2004 in accordance with the basis of accounting disclosed in Note 1.

"PricewaterhouseCoopers LLP"

Tulsa, Oklahoma

Hoadley Assets
Samson Canada Ltd.
Schedule of Revenue and Expenses
December 31, 2005 and 2004

	Year ended December 31,		Six Months ended June 30,
(in thousands of Canadian dollars)	2005	2004	2006	2005

Revenue	122,195	91,637	75,718	47,250
Royalties	(23,949)	(19,785)	(17,131)	(9,182)
	98,246	71,852	58,587	38,068
Operating expenses	13,992	15,094	9,648	6,568

Excess of revenue over operating expenses	84,254	56,758	48,939	31,500

Hoadley Assets
Samson Canada Ltd.
Notes to Schedule of Revenue and Expenses
December 31, 2005 and 2004
(in thousands of Canadian dollars)

1.	Basis of Presentation

The Schedule of Revenue and Expenses (the "Schedule") has been prepared by management of Samson Canada Ltd. and includes the operating results for 2005 and 2004 relating only to the Hoadley Assets which Samson Canada Ltd. owned a working interest as of December 31, 2005. Hoadley Assets sold prior to December 31, 2005 are not included in the operating results. The results have been recorded on an accrual basis.

The Hoadley Assets consist of crude oil and natural gas assets which have been offered for sale and are located in Central and South Alberta (Carbon, Cessford, Ferrybank, Gilby, Hoadley EDMN/HSCN, Hoadley Edmonton, Hoadley HSCN, Hoadley Minors, Homeglen Rimbey, Medicine River, Mikwan, Oyen, Pembina, Provost, Sedalia, Stry, Westerose, Westerose South, Willesden Green, and Wilson Creek).

The Schedule includes only those revenues, royalties and operating expenses that are directly related to the Hoadley Assets and does include any provision for depletion, depreciation, accretion, asset retirement obligations, future capital costs, impairment of unevaluated properties, general and administrative costs, interest or income taxes for these assets as these amounts are based on the consolidated operation of Samson Canada Ltd. of which these properties form only a part.

2.	Significant Accounting Policies

Revenue

Revenue for the sale of petroleum and natural gas is recognized based on volumes delivered to customers at contractual delivery points and rates. The costs associated with the delivery, including operating and maintenance costs, transportation, and production-based royalty expenses are recognized in the same period in which the related revenue is earned and recorded.

Royalty

Royalties are recorded at the time the product is produced and sold. Royalties are calculated in accordance with the applicable regulations and/or the terms of the individual royalty agreements. Gas crown royalties are based on the Alberta Government posted reference prices. Oil crown royalties are taken in kind by the Government of Alberta. The annual adjustment relating to gas cost allowance is recorded when received.

Operating Expenses

Operating expenses include amounts related to the extraction of product to the surface, gathering, transportation, field processing, plant turnaround, workovers, treating, field storage, and allowable operating overhead recoveries as established by Samson Canada Ltd.

SCHEDULE D

BC South Assets
Owned by Samson Canada Ltd.

Schedule of Revenue and Expenses
December 31, 2005 and 2004

PricewaterhouseCoopers LLP Two Warren Place 6120 South Yale Avenue, Suite 1850 Tulsa OK 74136 Telephone (918) 524 1200 Facsimile (918) 524 1300

May 15, 2006

Auditors' Report

To the Directors of
Samson Investment Company

We have audited the schedule of revenue and expenses for the years ended December 31, 2005 and 2004 for the BC South Assets owned by Samson Canada Ltd. This financial information is the responsibility of management. Our responsibility is to express an opinion on this financial information based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial information presentation.

In our opinion, the schedule of revenue and expenses present fairly, in all material respects, the revenues, royalties and operating expenses for the BC South Assets owned by Samson Canada Ltd. for the years ended December 31, 2005 and 2004 in accordance with the basis of accounting disclosed in Note 1.

"PricewaterhouseCoopers LLP"

Tulsa, Oklahoma

BC South Assets
Samson Canada Ltd.
Schedule of Revenue and Expenses
December 31, 2005 and 2004

	Year ended December 31,		Six Months ended June 30,
(in thousands of Canadian dollars)	2005	2004	2006	2005

Revenue	74,823	58,886	28,667	31,219
Royalties	(15,996)	(11,724)	(6,059)	(6,344)
	58,827	47,162	22,608	24,875
Operating expenses	15,771	15,606	7,476	8,213

Excess of revenue over operating expenses	43,056	31,556	15,132	16,662

BC South Assets
Samson Canada Ltd.
Notes to Schedule of Revenue and Expenses
December 31, 2005 and 2004
(in thousands of Canadian dollars)

1.	Basis of Presentation

The Schedule of Revenue and Expenses (the "Schedule") has been prepared by management of Samson Canada Ltd. and includes the operating results for 2005 and 2004 relating only to the BC South Assets which Samson Canada Ltd. owned a working interest as of December 31, 2005. BC South Assets sold prior to December 31, 2005 are not included in the operating results. The results have been recorded on an accrual basis.

The BC South Assets consist of crude oil and natural gas assets which have been offered for sale and are located in Southern British Columbia (BC South Minors, Bear Flat, Fort St. John, Monias, Oak, Rigel, Stoddart, and Wilder).

The Schedule includes only those revenues, royalties and operating expenses that are directly related to the BC South Assets and does include any provision for depletion, depreciation, accretion, asset retirement obligations, future capital costs, impairment of unevaluated properties, general and administrative costs, interest or income taxes for these assets as these amounts are based on the consolidated operation of Samson Canada Ltd. of which these properties form only a part.

2.	Significant Accounting Policies

Revenue

Revenue for the sale of petroleum and natural gas is recognized based on volumes delivered to customers at contractual delivery points and rates. The costs associated with the delivery, including operating and maintenance costs, transportation, and production-based royalty expenses are recognized in the same period in which the related revenue is earned and recorded.

Royalty

Royalties are recorded at the time the product is produced and sold. Royalties are calculated in accordance with the applicable regulations and/or the terms of the individual royalty agreements. Gas crown royalties are based on the British Columbia Government posted reference prices. Oil crown royalties are based on the net weighted average selling price by the producer. Gas crown royalties are reduced by a producer cost of service allowance.

Operating Expenses

Operating expenses include amounts related to the extraction of product to the surface, gathering, transportation, field processing, plant turnaround, workovers, treating, field storage, and allowable operating overhead recoveries as established by Samson Canada Ltd.

SCHEDULE E

BC North Assets
Owned by Samson Canada Ltd.

Schedule of Revenue and Expenses
December 31, 2005 and 2004

PricewaterhouseCoopers LLP Two Warren Place 6120 South Yale Avenue, Suite 1850 Tulsa OK 74136 Telephone (918) 524 1200 Facsimile (918) 524 1300

May 15, 2006

Auditors' Report

To the Directors of
Samson Investment Company

We have audited the schedule of revenue and expenses for the years ended December 31, 2005 and 2004 for the BC North Assets owned by Samson Canada Ltd. This financial information is the responsibility of management. Our responsibility is to express an opinion on this financial information based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial information presentation.

In our opinion, the schedule of revenue and expenses present fairly, in all material respects, the revenues, royalties and operating expenses for the BC North Assets owned by Samson Canada Ltd. for the years ended December 31, 2005 and 2004 in accordance with the basis of accounting disclosed in Note 1.

"PricewaterhouseCoopers LLP"

Tulsa, Oklahoma

BC North Assets
Samson Canada Ltd.
Schedule of Revenue and Expenses
December 31, 2005 and 2004

	Year ended December 31,		Six Months ended June 30,
(in thousands of Canadian dollars)	2005	2004	2006	2005

Revenue	26,842	22,278	14,886	9,523
Royalties	(6,093)	(4,952)	(3,328)	(2,152)
	20,749	17,326	11,558	7,371
Operating expenses	6,456	7,000	4,093	3,108

Excess of revenue over operating expenses	14,293	10,326	7,465	4,263

BC North Assets
Samson Canada Ltd.
Notes to Schedule of Revenue and Expenses
December 31, 2005 and 2004
(in thousands of Canadian dollars)

1.	Basis of Presentation

The Schedule of Revenue and Expenses (the "Schedule") has been prepared by management of Samson Canada Ltd. and includes the operating results for 2005 and 2004 relating only to the BC North Assets which Samson Canada Ltd. owned a working interest as of December 31, 2005. BC North Assets sold prior to December 31, 2005 are not included in the operating results. The results have been recorded on an accrual basis.

The BC North Assets consist of crude oil and natural gas assets which have been offered for sale and are located in Northern British Columbia (Rigel, BC North Minors, Buick Creek, Buick Creek West, and Fireweed).

The Schedule includes only those revenues, royalties and operating expenses that are directly related to the BC North Assets and does include any provision for depletion, depreciation, accretion, asset retirement obligations, future capital costs, impairment of unevaluated properties, general and administrative costs, interest or income taxes for these assets as these amounts are based on the consolidated operation of Samson Canada Ltd. of which these properties form only a part.

2.	Significant Accounting Policies

Revenue

Revenue for the sale of petroleum and natural gas is recognized based on volumes delivered to customers at contractual delivery points and rates. The costs associated with the delivery, including operating and maintenance costs, transportation, and production-based royalty expenses are recognized in the same period in which the related revenue is earned and recorded.

Royalty

Royalties are recorded at the time the product is produced and sold. Royalties are calculated in accordance with the applicable regulations and/or the terms of the individual royalty agreements. Gas crown royalties are based on the British Columbia Government posted reference prices. Oil crown royalties are based on the net weighted average selling price by the producer. Gas crown royalties are reduced by a producer cost of service allowance.

Operating Expenses

Operating expenses include amounts related to the extraction of product to the surface, gathering, transportation, field processing, plant turnaround, workovers, treating, field storage, and allowable operating overhead recoveries as established by Samson Canada Ltd.